Exhibit (a)(32)

FINAL TRANSCRIPT

Conference Call Transcript MEH - Q1 2007 Midwest Air Group, Inc. Earnings Conference Call Event Date/Time: Apr. 26. 2007 / 2:00PM ET

CORPORATE PARTICIPANTS

 Tim Hoeksema

 Midwest Air Group, Inc. - Chairman, President and CEO

 Curt Sawyer

 Midwest Air Group, Inc. - SVP and CFO

 Scott Dickson

 Midwest Air Group, Inc. - SVP and Chief Marketing Officer

CONFERENCE CALL PARTICIPANTS

 Craig Kennison

 Robert W. Baird - Analyst

 Jim Parker

 Raymond James - Analyst

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FINAL TRANSCRIPT

Apr. 26. 2007 / 2:00PM ET, MEH - Q1 2007 Midwest Air Group, Inc. Earnings Conference Call

 PRESENTATION

Operator

 Thank you for participating in today's conference call. At this time, all participants are in a listen-only mode. This morning, Midwest Air Group released financial results for the first quarter of 2007. If you have not received the news release, please access the Company's website at www.midwestairlines.com or contact Jenny Mahoney at 414-570-4073.

Joining us today from the management of Midwest Air Group are Tim Hoeksema, Chairman, President and Chief Executive Officer; Curt Sawyer, Senior Vice President and Chief Financial Officer; Scott Dickson, Senior Vice President and Chief Marketing Officer; and Dennis O'Reilly, Treasurer and Director of Investor Relations. Management will provide an overview of the first quarter, and then open the call for a question-and-answer session.

Before we begin, Midwest Air Group would like to remind participants that this conference call may contain certain forward-looking statements that are subject to the Safe Harbor language in today's news release. Please note that this conference call is being recorded.

Thank you. I will now turn the call over to Tim Hoeksema. Mr. Hoeksema, you may begin.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Thank you, Tommy. Welcome, everyone, and thank you for joining us today. As Tommy indicated, we reported our first-quarter 2007 results this morning, and let me begin by briefly summarizing those results.

Compared with the first quarter of 2006, operating revenue increased 10% to $165.8 million. Net income improved to $8 million from a loss of $8.7 million. Operating income improved to $6.7 million from a loss of $9.3 million. Diluted earnings per share improved to $0.31 from a loss of $0.49. And revenue per available seat mile, or RASM, increased 5% to $0.1171.

Results in the first quarter were negatively impacted by a $5.7 million or 10.8% increase in fuel expense, of which $1.9 million, or $0.07 per diluted share, was related to price increases. Results were favorably impacted by a $19.9 million gain for the fair value of fixed fuel contracts entered into in the first quarter.

I should point out that due to accumulated losses and the inability to offset net operating losses against deferred tax liabilities, Midwest Air Group ceased recording federal income tax benefits on losses as of the second quarter of 2004 and state income tax benefits as of the second quarter of 2005.

While the first quarter of 2007 was positive on several levels, overall it fell short of our expectations. Curt and Scott will discuss this in more detail in just a few minutes.

The first quarter is historically weak for Midwest, and this year was no exception. However, we were encouraged by continuing improvements in load factor and yield, leading a solid revenue per available seat mile performance that compared very favorably to the domestic airline industry.

The 10% increase in revenue reflects a 9.5% increase in passenger traffic due to strong customer demand and response to competitive pricing, as well as schedule and service enhancements. The traffic increase occurred on a 6.3% increase in scheduled service capacity. This led to an increase in load factor of 2.1 percentage points at Midwest Airlines and 2 percentage points at Midwest Connect.

We saw yield increase, 2.3%, at Midwest Airlines and decrease, 0.8%, at Midwest Connect. The net result of the improvement in load factor and yield was an increase in RASM of 5.8% at Midwest Airlines and 3.8% at Midwest Connect.

We closed the quarter in a strong cash position, ending up with $171.3 million in cash, of which $110.2 million was unrestricted. Total cash was up from $157.7 million at the end of 2006, and unrestricted cash was down from $118.1 million in the same period, largely due to deposits required to support the expanded fuel hedging program.

In the first quarter, we continued to focus on both cost and revenue. Curt Sawyer will now comment on cost-related issues. Curt?

 Curt Sawyer  - Midwest Air Group, Inc. - SVP and CFO

 Thank you, Tim, and good afternoon, everyone. Today, I will first discuss some of the significant items that affected the first quarter. Then I will have some comments on the results for Midwest Airlines and Midwest Connect, followed by some remarks on our balance sheet and capital spending.

One of the most significant items affecting the first quarter of 2007 was the adjustment to fair value of the Company's fixed fuel contracts. Prior to 2007, all of the Company's recent fuel hedges have been done through costless collars on jet fuel. Given the magnitude and effectiveness of the collars, they qualify for cash flow hedge accounting treatments. Therefore, previous mark-to-market adjustments were recorded to other comprehensive income on the balance sheet.

In January 2007, the Company significantly increased its hedge position, utilizing fixed forward pricing arrangements. Given the magnitude and structure of the hedges, they no longer qualify for hedge accounting and are instead accounted for as derivatives. Thus, as of March 31, 2007, the Company recorded the mark-to-market of the fixed forward price contracts as a benefit to earnings of $19.9 million. Future adjustments to fair value will also be reflected on the income statement.

During the first quarter, the Company satisfied certain credit covenants with Boeing Capital, the lessor of the Company's fleet of 717 aircraft. As a result of meeting the covenants, the Company will benefit from the reduction in aircraft rents totaling $210,000 per month. Midwest also recorded a receivable of $2.5 million in the first quarter as a retroactive rent reduction, also provided for under the agreement.

Defense costs associated with the AirTran unsolicited exchange offer totaled $2.6 million in the quarter. It is hard to predict the magnitude of this item in the future.

Weather also played a role in the results for the quarter. While it is difficult to precisely quantify this impact, the above-trend winter weather is estimated to have reduced revenue by approximately $0.8 million at Midwest Airlines and $0.3 million at Midwest Connect. A substantial portion of this falls to the bottom line.

Additionally, a crew shortage at Skyway caused them to significantly underrun in the production of ASMs in the quarter. The crew shortage is estimated to have cost the Company $0.5 million in the quarter between lost revenue and incremental training costs. Recruiting and training efforts have improved the situation, but the Company does not expect to have completely rectified the shortage until May.

Finally, just a quick note on fuel costs in the quarter. The effective price for fuel, including into-plane costs, was $2.08 per gallon, up from $2.01 in the same quarter last year. This included the effect of the Company's hedging program, which was a combination of collars and fixed forward price contracts in the quarter. The Company paid $2.8 million on the collared portion of the hedges during the quarter.

The FFP portion is effectively level for the year, which, given the shape of the fuel curve, would put us at a slight disadvantage in the early going, but give us a benefit later in the year. All in, we were slightly unfavorable to the spot price of fuel in the first quarter.

In the quarter, Midwest Airlines' cost per available seat mile, or unit cost, decreased by $0.076 or 7% to $0.1006. Excluding fuel, AirTran defense costs and fair market value of fixed fuel contracts, CASM was up $0.031 or 4.4% to $0.0743. Let me comment on some of the specifics.

Salaries, wages and benefits were up 13% on a per ASM bases. Contributing factors included additional costs for the Company's defined contribution plan, largely due to the recognition in the first quarter of 2006 of $1.2 million in forfeitures compared to less than $0.1 million in first quarter 2007. Midwest is also accruing for matching contributions to the 401(k) plan, which are predicated on Company profitability, and that expense was $0.4 million in the first quarter of 2007.

Additionally, the mix of flying changed year over year due to the rescheduling of MD-80 heavy checks, putting two MD-80 checks into the first quarter of this year, with none last year. Thus, ASM growth of 5.7% year over year did not keep pace with block hour growth of 8.6%. The first quarter also experienced a buildup of staff in anticipation of numerous scheduled enhancements incurring in the second quarter.

Commissions were up $0.0003 per ASM, largely due to increased use of online travel agencies. Station costs were up $0.0005 per ASM, largely due to an incremental $0.5 million in de-icing and glycol this year versus last.

The retiming of the heavy checks cited earlier was the primary factor behind the $0.0003 increase in maintenance cost per ASM. Heavy check costs were up $0.8 million in the quarter, but that is purely timing.

Excluding the impact of AirTran defense costs, other expenses were up $0.007, partially due to the retiming of advertising expenses into the early part of the year to coincide with scheduled enhancements.

At Midwest Connect, cost per available seat mile, excluding fuel, for the quarter increased 11.9% or $0.0276 to $0.2594 per ASM. By far, the largest contributor to the increase was maintenance costs, which rose $0.0177 per ASM year over year. The largest item that drove this cost was an engine repair that ran $0.7 million. In the prior year, all engines were under power by the hour programs. Now there are four engines not covered by such programs. This engine repair was anticipated later in the year, albeit at a slightly lower cost. Escalation in the power by the hour programs and rotable repair costs made up the bulk of the difference in maintenance.

Aircraft rentals were up slightly due to a leased engine. Most of the rest of the variances were attributable to services being performed for Midwest Airlines or to the reduced ASM production mentioned earlier.

With regard to the balance sheet, the first quarter included the conversion of all of the remaining convertible debt, improving equity and reducing debt by $21.6 million. As Tim mentioned, total cash increased to $171.3 million at March 31, up from $157.7 million at year end. The unrestricted portion of that at the end of the first quarter stood at $110.2 million, down $7.9 million from year end, primarily due to the deposit put up by the Company in January to support its increased hedge position. Capital spending for the quarter was $2 million, still on track to be about $16.5 million for the year, roughly the same as anticipated depreciation. Tim?

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Thank you, Curt. Scott will now provide some insight into our efforts to increase revenues through service improvements, competitive pricing and aggressive yield management. Scott?

 Scott Dickson  - Midwest Air Group, Inc. - SVP and Chief Marketing Officer

 Thank you, Curt and Tim, and good afternoon. I will first talk about marketing developments at Midwest Airlines as a subset of Midwest Air Group and will conclude with a review of the performance metrics of Midwest Connect. However, my initial Midwest Airlines-related remarks about fleet, route and schedule developments will also includes some Midwest Connect elements as service developments at our commuter affiliate are closely intertwined with mainline operations.

The quarter was marked by improved traction on key metrics -- load factor, yield, RASM -- as the quarter progressed. Year-over-year comparisons in these areas are favorable and among the better ones in the industry. We also experience challenging weather and crewing developments, which impacted overall revenue and costs, as Curt discussed. With the reasonably restrained industry capacity growth during the quarter and no clear-cut direction on which way pricing will trend for the year, a certain amount of normal first-quarter discounting was undertaken, along with largely unsuccessful efforts to raise fares by several majors.

Very generally, the industry seemed a bit more focused on volume and market share than on yield, although that story varies from market to market. Let me provide a bit more perspective on yield. In the first four to five months of 2007, we expected yields to be well above 2006 levels. In the first quarter, they were up, but not as much as expected. For the remainder of 2007, we expect yields to be flat or slightly below the same period in 2006.

For the quarter, Midwest Airlines' yield grew 2.3% versus the same quarter in 2006 and RASM improved by 5.8%. As a result, Midwest passenger revenue grew 12.8% year over year for the first quarter. Scheduled service ASMs grew by 7.1% for the quarter versus the same period a year ago. RPMs for the quarter increased by 10.2% year over year, resulting in a first-quarter '07 load factor of 74.3%, a 2 point gain versus 2006.

Midwest continued to demonstrate its ability to compete very successfully at its hubs. In February 2007, Midwest and Midwest Connect reported market share in Milwaukee of 52.7%, a 2.9 point gain over the same period in 2006. Similarly, at our other hub in Kansas City, market share in February '07 grew 11%, up 1 point from the same time a year ago.

Midwest announced and began flying a number of service improvements as part of its 2007 business plan. The plan is built on several elements, including new cities and routes -- as many as a half-dozen new cities and a dozen new routes will be added this year; new frequencies on existing routes; upgrading a number of markets from turboprop to jet service; and rightsizing the airline to enhance profitability. With the advent of our 50-seat regional jet service, Midwest will be better able to match demand and capacity in selected markets.

Previously discussed changes to the fleet are driving our growth. As a reminder, the changes include the new 50-seat regional jet partnership with SkyWest. As part of this endeavor, Midwest will employ 15 50-seat regional jets throughout its network in 2007. The planes will be used for many missions, including rightsizing markets, adding frequency to existing routes and opening new routes. The 50-seat jets also enable us to redeploy a few Boeing 717s to more beneficial routes.

Midwest and SkyWest worked aggressively during the quarter in preparation for our April 1 launch. After 25 days of operation, we can report a good start, with the service meeting or exceeding plan. We will be adding two more MD-88s to the fleet this summer to enhance long-haul flying. And Skyway added another line of jet flying with its 12 328JET. During the first quarter and early part of the second, we announced more than 30 improvements that fall into the service enhancement categories discussed earlier. Most of the service improvements will start in the second and third quarters.

In the first quarter of '07, we upgraded the St. Louis/Milwaukee from turboprop to 328JET operations and implemented a new regional route to Duluth/Superior from Milwaukee.

The details of the service improvements are outline completely in the first-quarter '07 earnings release issued this morning and are also delineated on our website, midwestairlines.com. By way of highlights, Midwest and Midwest Connect have thus far announced the start of service to four new cities -- Duluth/Superior; Seattle/Tacoma, to be served from both Kansas City and Milwaukee; Raleigh/Durham service from Milwaukee; and Colorado Springs service from Kansas City. Other new routes that were announced include Kansas City to Columbus and Madison.

Competitive changes announced by other airlines in the last 90 days have been relatively modest and include AirTran's service to Las Vegas, Baltimore and seasonal service to a couple of Florida points. Northwest exited Milwaukee to Los Angeles, Las Vegas and Orlando, as planned. And Skybus announced a new Kansas City-Columbus route.

There are also several other marketing items worth mentioning for the first quarter of '07. Midwest Connect announced its intent to exit Essential Air Service markets. We operate four EAS markets, from Milwaukee to Iron Mountain, Ironwood, Escanaba and Manistee. In April, DOT awarded the EAS routes to Great Lakes Aviation. Great Lakes plans to operate these same EAS markets to Milwaukee. Additionally, it is Midwest's intent to cochair on Great Lakes' flights. As such, we get to keep the majority of revenue, but with a significant reduction in operating expense and risk. Midwest Connect will remove all of the Beech 1900s from its fleet once the transition has been completed.

Midwest Airlines debuted MyMidwest, our new in-flight magazine. The larger magazine includes engaging feature articles, useful guides to our destinations, and expanded onboard service information packaged in a fresh new design. MyMidwest is part of Midwest's ongoing efforts to improve its customers' onboard experience. Other recent enhancements include the SkyMall catalog and an on-board credit card processing system.

Charter service operations during the quarter focused on NHL, NBA and major college basketball teams. Midwest Airlines fully implemented its system for on-board credit card payments for Best Care Cuisine meals, alcoholic beverages and on-board entertainment units. Web sales at midwestairlines.com generated 34% of total Air Group revenue for the first quarter of 2007. Additionally, direct sales via our website and contact center combined generated 45% of revenue in the quarter. Both percentages are essentially comparable to last year, but with much higher associated revenue levels.

Cargo revenue in the quarter grew by 61% year over year for the Air Group, with significant gains in mail revenue and our small package counter-to-counter service contributing to the increase.

Now let's look beyond the first quarter of 2007 at some items planned for Midwest Airlines. The rate of future booking growth for the next 11 months continues to keep pace with the rate of capacity growth. This is, of course, a point-in-time measurement. As mentioned earlier, many of the service enhancements announced as part of our 2007 business plan rollout begin operation in the second and third quarters. As part of this initiative, Midwest very successfully began service to Seattle from Kansas City in April. More service enhancements will be announced in coming weeks.

On April 1, the first two 50-seat regional jets operated by SkyWest began service under the Midwest Connect brand from Milwaukee to Columbus, Philadelphia and Minneapolis/St. Paul. The aircraft feature our brown leather seats, baked-on-board chocolate chip cookies and Best Care Cuisine on longer flights. We will add two to three regional jets to our schedule each month until all of the contracted planes are operational. And as a reminder, starting April 1, there are two entities providing service under the Midwest Connect banner -- Skyway, which operates our 328JETs and Beech 1900s, and SkyWest, which operates the 50-seat regional jets.

Midwest announced an expansion of its cochair agreement with Mesa's Air Midwest unit. In May, six more small to mid-size markets in Nebraska and Missouri will be added to our network. Air Midwest feeds service from these cities into our Kansas City hub.

Midwest also announced a new website, savethecookie.com. Savethecookie.com is designed to provide the public an opportunity to express its feelings and view toward Midwest Airlines. The website has been very popular. Many thousands of customers have already signed a petition in support of Midwest being independent, have purchased Save the Cookie T-shirts, viewed updated information on developments in this matter, and has seen videos of Chip, our chocolate chip cookie mascot, as he contemplates what life would be like without him.

And finally, some concluding comments about the Skyway portion of Midwest Connect. The SkyWest service did not begin until the second quarter of '07. Midwest Connect put its 12th Fairchild 328JET in service in March 2007. The specific uses of that aircraft and Skyway's Essential Air Services program developments have already been discussed.

Looking at the numbers for Midwest Connect, RPMs declined 1.1% in the first quarter of '07 versus a year earlier. Passenger RASM grew by 2.3%, and load factor increased by 2 points to 64%. Yield declined slightly, about 0.8% during the quarter. With respect to Skyway yield, it should be noted that passenger length overall has been growing at Midwest Connect. This trend, of course, has a dampening effect on yield.

Thank you, and I will turn it back to Tim.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Thank you, Scott. Now I would like to bring you up to date on the status of AirTran Holdings' unsolicited exchange offer for Midwest Air Group. On April 13, the Board of Directors of Midwest Air Group announced that it had unanimously recommended that Midwest shareholders reject AirTran's revised offer to acquire all outstanding shares of Midwest for a combination of $9 in cash and 0.5842 of a share of AirTran common stock. The Board advised shareholders not to tender their shares to AirTran.

The Board reached its conclusion after discussion with its legal and financial advisors, as well as a thorough evaluation of the revised AirTran offer and Midwest's long-term strategic plan. The Board determined that AirTran's revised offer does not take into account the long-term value of our strategic plan. The Board believes that Midwest's future holds great promise and that the best interest of all stakeholders lie in Midwest's continuing to execute that plan.

Reasons for the Board's recommendation and related information are included in the amendment to Schedule 14D-9 filed with the Securities and Exchange Commission on April 13. Briefly, those reasons include AirTran's revised offer is inadequate and does not fully reflect the long-term value of Midwest's strategic plan, including its strong market position and future growth prospects. The Board believes that the timing of AirTran's attempts to take over Midwest is opportunistic, and the revised offer is disadvantageous to Midwest's shareholders.

The value of the consideration being offered by AirTran is uncertain and highly dependent on the value of AirTran's common stock, and under Wisconsin law and Midwest's Articles of Incorporation, the Board is authorized to consider the interest of stakeholders of Midwest other than its shareholders, including employees, suppliers, customers and the communities it serves when considering an offer of this type.

Now, before we wrap up our discussion today, let me take a couple of minutes to put some perspective on the year. Although our first-quarter results fell short of our expectations and caused us to revise our earnings estimates for 2007, I hope the insight that Curt, Scott and I shared with you today helps you understand not only the shortfall, but also why we remain confident that we will meet our revenue and earnings projections for the year, consistent with our recent guidelines.

Going forward, we are on track to achieve our 2007 strategic plan, which provides significant opportunities to improve profitability through aggressive route expansion, frequency increases and equipment upgrades. As you know, this plan is strongly backloaded to produce revenue later in the year.

I am pleased to say that our 50-seat regional jet program, although only 25 days old, is meeting or actually slightly exceeding our revenue expectations. Bookings for service to new destinations like Seattle and Tacoma are strong. Our year-over-year change in revenue per available seat mile is comparing very favorably to the domestic airline industry.

In terms of yield, although yield for the first quarter was below our expectations, as Scott discussed, our business plan projects yields for the last half of the year at flat or slightly below comparable periods in 2006.

As Curt indicated, our crew shortages at Midwest Connect are for the most part behind us. And while we expected fuel to be higher in the first quarter, our strong hedging position is expected to give us an advantage in the second half of the year.

Based on these factors, we are confident earnings per diluted share of $1.30 to $1.50, excluding AirTran-related costs, are achievable.

And with that, I will now open it up to questions that you might have.

QUESTION AND ANSWER

Operator

 (OPERATOR INSTRUCTIONS). Craig Kennison, Robert W. Baird.

 Craig Kennison  - Robert W. Baird - Analyst

 With respect to the $20 million gain related to your fuel hedge program, can you explain how that will unwind through the rest of the year?

 Curt Sawyer  - Midwest Air Group, Inc. - SVP and CFO

 This is Curt. And to some extent, how it unwinds depends upon the future movement of fuel prices. But let me give a couple of comments on that. Obviously, based on the hedges that we have in place today, those will all be exhausted by the end of the year. So all of that has to unwind by the end of the year. At each measurement point, we will revalue the mark-to-market of the remaining value of the contract. And that's what will be on the balance sheet, and any change from the prior period will be recorded through the income statement. So all other things being equal, all of that $19.9 million will unwind during the year, but obviously the movement of fuel prices will determine how much of that happens each quarter.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 And if we continue to hedge.

 Curt Sawyer  - Midwest Air Group, Inc. - SVP and CFO

 And if we add hedges, obviously, there could be an asset on the books, or a liability on the books at the end of the year as well.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Yes, if we hedged for '08 and '09, and beyond, we'll have to take that mark-to-market into consideration if we do a similar type of hedging going forward.

 Craig Kennison  - Robert W. Baird - Analyst

 When might you consider your hedging strategy for '08?

 Curt Sawyer  - Midwest Air Group, Inc. - SVP and CFO

 Well, we are already looking at that now. We fully anticipate during this quarter starting to take positions in '08.

 Craig Kennison  - Robert W. Baird - Analyst

 That's helpful. With respect to some of your costs items, in particular the salary line, can you give us a sense for whether that met your expectation and where you expect that to trend for the rest of the year?

 Curt Sawyer  - Midwest Air Group, Inc. - SVP and CFO

 Sure. Of course, we were up some just because of volume -- about half of that change in the quarter is just volume related. Some of the other pieces -- I mentioned the $1.2 million of forfeitures in the '06 versus '07. Obviously, that is a one-time event. So I would expect that this is going to be up somewhat year over year, partially because in addition to the volume piece, partially because we now have 401(k) match that we were doing because of our improved profitability, we have profit-sharing we're now doing because of improved profitability. So some of those are built-in items that we will incur now that we are at these levels of profitability.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 And in the first quarter, we had some people on the payroll getting ready for the April 1 kickoff of some of our growth, that weren't really protective on an ASM basis. They were in training and preparing. So that should smooth out over time.

 Curt Sawyer  - Midwest Air Group, Inc. - SVP and CFO

 We also had some weather-related costs that hit that line as well. When you have a weather event, not only do you lose some revenue, but you become less efficient. And in particular with crews, you strand crews in places, and it ends up being quite costly.

 Craig Kennison  - Robert W. Baird - Analyst

 That's helpful. And then with respect to the Boeing benefit, for lack of a better term, was that contemplated in the $1.30 to $1.50 guidance and also in the $1.70 guidance?

 Curt Sawyer  - Midwest Air Group, Inc. - SVP and CFO

 Yes, it was contemplated in both. The only thing that was uncertain was the timing -- we expected to hit it during the year, and it was just a matter of when during the year.

 Craig Kennison  - Robert W. Baird - Analyst

 That's helpful. And then any sense for any guidance as to how the profitability of the CRJ program should evolve relative to the profitability of your overall airline?

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 We don't give specific breakout of profitability by 50-seater versus the rest of the regional side. But obviously, we entered into this with the expectation we would make a profit on that line of business. And we have seen nothing so far that would give us an indication to the contrary.

 Craig Kennison  - Robert W. Baird - Analyst

 And then finally, just with respect to the AirTran offer, is there a price at which the Board would approve a dialogue with that company?

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 All I can say about that is we have taken each offer that has come, carefully and thoroughly reviewed it by the Board. So if anything different were to happen, we would evaluate it at that time. So I really can't speculate. Those things aren't up to me, they are up to the Board. And all I can tell you is that the Board takes its responsibility very seriously and would consider anything that comes on our plate. And that is what we have done up until this point. So I'm really not in a position to speculate on behalf of what the Board would do.

Operator

 (OPERATOR INSTRUCTIONS). Jim Parker, Raymond James.

 Jim Parker  - Raymond James - Analyst

 I am curious if you're having a problem with pilot attrition at your Midwest Connect operation.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 We did a little bit in the first quarter. That should be settled out, as Curt indicated, in May. But it will actually be probably the middle of May, although it's a lot better now than it was about a month ago. We actually moved some of those pilots over to Midwest Airlines and then lost a few to other carriers. So we've had a little problem, which had a negative impact on us in the first quarter. But fortunately, for the most part, that is behind us.

 Jim Parker  - Raymond James - Analyst

 I think you said that your Midwest Connect ASM capacity was down slightly for the quarter. Is that correct?

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 It was down from what we had planned because of the crew situation, yes.

 Scott Dickson  - Midwest Air Group, Inc. - SVP and Chief Marketing Officer

 Crew and weather. We underran ASMs for the quarter.

 Jim Parker  - Raymond James - Analyst

 Do you have enough people who want to be pilots, and would the problem be that you don't have them trained, or what's the nature of that?

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 It was a matter of -- we were able to hire; it was a matter of training. The simulator was out of service for a couple of months as well. It was moved physically. And so the simulator was out of service for several months. So it made catching up on training very difficult. It is back up and operational, running virtually 24 hours a day now. So we are catching up on our training.

 Jim Parker  - Raymond James - Analyst

 And you are suggesting that by May, you'll have this particular problem resolved.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Yes, it's almost resolved now. We had very little impact the last several weeks. But by the middle of May, in about two and a half weeks, it will be totally resolved.

Operator

 Mr. Hoeksema, there are no other questions at this time. I will now turn the call back to you.

 Tim Hoeksema  - Midwest Air Group, Inc. - Chairman, President and CEO

 Just want to again say thanks to everybody for joining us. If you do have any follow-up questions that you think of, feel free to give us a call, and look forward to talking to you next quarter. Thank you very much.

Operator

 Thank you. Ladies and gentlemen, that does conclude today's conference call. Thank you for participating. You may now disconnect your lines. Have a great day.

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